September 18, 2008

Hard Creek Nickel Listed on TSX

(Vancouver) - Mark Jarvis, President of Hard Creek Nickel Corporation ("the Company") is pleased to announce that the common shares of the Company will be listed and posted for trading on the Toronto Stock Exchange at the opening on Friday, September 19th, 2008. The Company will be de-listed from the TSX Venture Exchange at the same time.

The trading symbol remains as "HNC". The Company is subject to reporting requirements of Section 501 of the TSX Company Manual.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX Venture Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com